SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement  |  Lisbon  |  27 May 2015

Notice of the Board of Directors - Approval of the 2014 accounting documents and liability claims

Whereas:

• The Board of Directors of Portugal Telecom, SGPS, S.A. (the “Company”), as it is obliged to, has prepared the financial statements of the Company, which comply with all applicable legal requirements, in order to enable the annual assessment of the financial situation of the Company by its shareholders;

• Such documents describe the events related to the investments in treasury applications issued by entities in the Espírito Santo Group, as well as the consequences of the default by Rio Forte Investments S.A. (“Rioforte”) on certain commercial paper obligations issued by Rioforte, the impact of the default on the assets delivered by the Company to Oi S.A. (“Oi”) as part of its share capital increase, and the need to amend the terms of the business combination with Oi, as approved at the Company’s General Meeting of Shareholders held on September 8, 2014;

• As previously disclosed to the market, the Board of Directors of the Company engaged PricewaterhouseCoopers in Portugal to conduct an independent analysis of the proceedings and acts related to the investments in treasury applications issued by entities in the Espírito Santo Group. The results of such analysis were disclosed to the market on January 8, 2015;

• Simultaneously, the Board of Directors of the Company has engaged an outside law firm to prepare an analysis of the liabilities arising out of or in connection with the investments in entities of the Espírito Santo Group. In a meeting of the Board of Directors held today, such law firm has presented proposals of possible liability claims against former members of the Board of Directors of the Company and, separately, against the external auditor of the Company as of December 31, 2013;

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

The Board of Directors has resolved:

a)            To file legal action against the prior external auditor of the Company;

b)            As to the filing of legal actions against former members of the Board of Directors of the Company, pursuant to Article 75 of the Portuguese Corporations Code that a request for a General Meeting of Shareholders of the Company for such purpose shall be decided upon and submitted by the Company’s new Board of Directors.

Furthermore, the submission to the General Meeting of Shareholders of the Company’s financial statements for the year ended December 31, 2014 (the “2014 Financial Statements”) shall mean only that the Shareholders have agreed that such documents fairly reflect the financial position of the Company as of December 31, 2014. The approval of the Company’s 2014 Financial Statements does not constitute, in any way, a waiver by the Company of any claims for damages resulting from actions or omissions of the Company’s management, reported in the Company’s accounting documents.

Therefore, the Board of Directors renews the request for approval of the Company’s 2014 Financial Statements, by resolution of the General Meeting of Shareholders, such resolution not implying in any way whatsoever a waiver of indemnification rights or claims by the Company.

Lisbon, May 27, 2015

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.